

Mail Stop 3030

January 25, 2018

<u>Via E-mail</u>
Bruce Schoengood
Chief Executive Officer
Medifirst Solutions, Inc.
4400 Route 9 South, Suite 1000
Freehold, NJ 07728

>   **Re: Medifirst Solutions, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed April 6, 2017**
>   **File No. 0-55465**

Dear Mr. Schoengood:

        We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  /s/ Kevin J. Kuhar

                                  Kevin J. Kuhar
                                  Accounting Branch Chief
                                  Office of Electronics and Machinery